SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH June 13, 2008

(Commission File No. 1-32826)

TAM S.A.
(Exact name of Registrant as specified in its Charter)

Av. Jurandir, 856 – Lote 4, 1° andar
04072-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

PRESS RELEASE	June 13, 2008

TAM to Offer Direct Flights to Bariloche

Airline will be the only one to offer non-stop service from São Paulo to this destination

São Paulo, June 13, 2008 – TAM (NYSE: TAM; Bovespa: TAMM4) is going to offer direct flights from São Paulo to Bariloche, Argentina, between July 3 and August 10.

The new flight will leave from Guarulhos International Airport, in São Paulo, with departures on Thursdays and Sundays, touching down at San Carlos de Bariloche - Teniente Luis Candelaria International Airport. The service will be provided on Airbus A320 aircraft, with a capacity for 174 passengers.

With the start of operations, TAM will be the only airline to offer direct flights from São Paulo to Bariloche. Currently, this route is only served by charter flights. The new service will be offered on a provisional basis. This is the first step so the company can assess the viability of offering regular flights on this route.

TAM will have an ample structure set up at the airport in Bariloche to take care of its customers. The company will have exclusive positions for handling check-in, a store for selling tickets, freight service operated by TAM Cargo and a team of staff specially deployed to ensure necessary service during the process of passenger departure and arrival.

TAM Viagens, the tourism unit of TAM Linhas Aéreas, has created three different 7-night packages for travelers wishing to spend the July holidays in Bariloche. All packages include round-trip airfare, airport-hotel-airport transportation, and an excursion to the key tourist points of the city and surroundings. Customers may also choose special skiing packages that include lift passes for up to six days, skis, boots and poles.

Flight 8042 will depart from Guarulhos International Airport at 11:25 a.m. and arrive in Bariloche at 4:15 p.m.* The return trip will be on Flight 8043, leaving from Bariloche at 5:15 p.m.* and arriving in São Paulo at 9:25 p.m.

With this new service, TAM is expanding its offering of flights to Argentina. At present, the company operates 49 regular weekly0 flights Buenos Aires, with departures from Belo Horizonte, Brasília, Florianópolis, Fortaleza, Porto Alegre, Rio de Janeiro, Salvador and São Paulo.

From June 19 to August 10, TAM will also be offering extra flights to Buenos Aires, with departures from Porto Seguro, Recife, Salvador, São Paulo and Rio de Janeiro, to meet the demand of the high season. With this additional service, the company will be offering 56 scheduled flights per week to the Argentine capital.

Through TAM Airlines, the Company will also offer a daily flight to the city of Córdoba, Argentina, with a stop in Asunción, Paraguay.

* Brazil time

Investor Relations:	Press Agency:
Phone: (55) (11) 5582-9715	Phone: (55) (11) 5582-8167
Fax: (55) (11) 5582-8149	Fax: (55) (11) 5582-8155
invest@tam.com.br	tamimprensa@tam.com.br
www.tam.com.br/ir	MVL Comunicação
Phone: (55) (11) 3594-0302 / 0304 / 0305

About TAM:
TAM (www.tam.com.br) has been the domestic market leader since July of 2003, and closed last May 2008 with 49.3% of market share. The company flies to 42 destinations in Brazil. With business agreements signed with regional companies, it reaches 79 different destinations in the country. TAM's market share among Brazilian companies that operate international flights stood at 74.3% in May. Operations abroad include TAM flights to 16 destinations in the United States, Europe and South America: New York and Miami (USA), Paris (France), London (England), Milan (Italy), Frankfurt (Germany), Madrid (Spain), Buenos Aires and Córdoba (Argentina), Santa Cruz de la Sierra (Bolivia), Santiago (Chile), Asuncion and Ciudad del Este (Paraguay), Montevideo and Punta del Este (Uruguay), and Caracas (Venezuela). It has code-share agreements that make possible the sharing of seats on flights with international airlines, enabling passengers to travel to 64 other destinations in the U.S., Europe and South America.

SIGNATURE

            Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 13, 2008

TAM S.A.

By:	/S/ Libano Miranda Barroso
Name: Libano Miranda Barroso Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.